Craig A. Adoor

Partner

190 Carondelet Plaza, Suite 600
St. Louis, MO 63105

Direct: 314.345.6407

Fax: 314.480.1505

craig.adoor@huschblackwell.com

December 16, 2013

Via EDGAR Mr. Michael Clampitt Senior Counsel Division of Corporation Finance 100 F Street, N.E. Washington, DC 20549

Re:	Guaranty Federal Bancshares, Inc.

Registration Statement on Form S-1

Filed September 27, 2013

File No. 333-191440

Form 10-K for Fiscal Year Ended December 31, 2012

Filed March 23, 2013

File No. 000-23325

Form 10-Q for Fiscal Quarter Ended June 30, 2013

Filed August 9, 2013

File No. 000-23325

Dear Mr. Clampitt:

We have set forth below the responses of Guaranty Federal Bancshares, Inc. (the “Company”) to the comments contained in the comment letter from the staff of the Securities and Exchange Commission (the “Staff”) dated October 21, 2013. The Company is concurrently filing via EDGAR Amendment No. 1 to Registration Statement on Form S-1 (as amended, the “Registration Statement”). The Registration Statement reflects the Company’s responses to the Staff’s comments as well as certain updating information and conforming changes resulting therefrom. All page references in the Company’s responses are to the marked copies of the Registration Statement. For ease of reference, we reproduce below the relevant comments, and include under each comment the Company’s response. Capitalized terms used but not otherwise defined herein have the meanings assigned to them in the Registration Statement.

Mr. Michael Clampitt

Senior Counsel

Division of Corporation Finance

December 16, 2013

Registration Statement on Form S-1 Filed September 27, 2013

General

1.

Comment: Prior to the effectiveness of the registration statement, please provide the staff with a letter from FINRA indicating whether FINRA objects to the selling agent arrangements in this offering.

Response: The requested letter from FINRA will be provided prior to effectiveness.

2.	Comment: Please revise your registration statement to include disclosure on your third quarter performance.

Response: The registration statement has been revised throughout the prospectus to include disclosure on the Company’s third quarter performance.

3.	Comment: Please consider providing page citations for all internal cross-references, as well as specific citations to the information that you incorporate by reference from other filed documents.

Response: The registration statement has been revised to provide the requested page citations.

4.	Comment: Please advise dealers of their prospectus delivery obligation. Refer to Item 502(b) of Regulation S-K.

Response: The disclosure required by Item 502(b) has been added to the outside back page of the prospectus.

Prospectus Summary, page 1

The Company, page 1

5.	Comment: Please enhance disclosure by discussing material elements of the company such as recent loan losses and areas of loan concentrations. Refer to Item 503(a) of Regulation S-K.

Response: The disclosure on page 1 of the registration statement has been revised to disclose summary information about recent loan losses and areas of loan concentrations.

Mr. Michael Clampitt

Senior Counsel

Division of Corporation Finance

December 16, 2013

Background of the Offering, page 2

6.	Comment: Please provide additional disclosure about the regulatory approval process necessary for you to redeem your outstanding Series A Preferred Stock.

Response: The discussion under “Background of the Offering” beginning on page 2 of the registration statement has been revised to provide additional detail regarding the regulatory approval process to redeem the outstanding Series A Preferred Stock.

Our Competitive Strengths, page 4

7.

Comment: We note both your disclosure that your loan portfolio “is not concentrated in any one type or sector of the economy” and your disclosure, on page 9, that the “significant concentration of commercial and real estate loans” in your loan portfolio represents a risk factor related to your business. Please advise or revise this apparent discrepancy.

Response: The disclosures under “Our Competitive Strengths” on page 4 of the registration statement and in the “Risk Factors” section beginning on page 9 of the registration statement have been revised to address any discrepancy.

Our Business Strategy, page 5

8.

Comment: Please revise to disclose that you have no current plans, arrangements, and/or understandings to engage in any mergers with another entity or make any material acquisitions or explain otherwise.

Response: The disclosure under the heading “Our Business Strategy” on page 5 of the registration statement has been revised to include the requested disclosure.

The Offering, page 7

9.

Comment: Revise here or somewhere in the Summary to disclose the current intentions of officers/directors to purchase in this offering. Indicate the approximate number of shares they have indicated they may purchase and the impact on the percentage ownership going forward. In this regard, disclose the current percentage held including their receipt of the ESOP shares. We note they held approximately 19.4% excluding the ESOP shares.

Response: The disclosing under “The Offering” on page 7 of the registration statement has been revised to include the requested disclosure. Please note that the 19.4% beneficially owned by directors and executive officers includes ESOP shares allocated to their respective accounts.

Mr. Michael Clampitt

Senior Counsel

Division of Corporation Finance

December 16, 2013

Risk Factors, page 9

General

10.

Comment: We note the generalization of several of your risk factors, including but not limited to, the use of phrases such as “many lending institutions” or “the financial services industry and the credit markets generally,” on pages nine and 11, respectively, as well as your chronology of regulatory developments on page 12. Please revise your disclosure to focus on your business specifically, rather than discussing the risks facing lending institutions generally or the U.S. economy overall.

Response: The risk factors on pages 9 through 20 of the registration statement have been revised to focus on the Company’s business specifically.

11.

Comment: We note your discussion of several risks within each of the first, third, and fourth risk factors disclosed. Please set forth each risk you disclose under a separate and appropriate subcaption in order to fully disclose each risk factor. Refer to Item 503(c) or Regulation S-K.

Response: The first, third and fourth risk factors have been revised and set forth under separate subcaptions that describe each risk factor.

Price Range of Common Stock…, page 24

12.	Comment: Please include the information requested by Item 201(b) of Regulation S-K.

Response: The Company has addressed the applicable portions of Item 201 in the registration statement, including the disclosure required by Item 201(b)(1) on page 24 of the registration statement under the heading “Price Range of Common Stock and Dividend Information.” The Company respectfully suggests that Item 201(b)(2) is not applicable to this registration statement, because the Company has no current plans, arrangements, and/or understandings to engage in any mergers with another entity or make any material acquisitions, and the Company does not consider the redemption of the Series A Preferred Stock to be a reorganization.

Mr. Michael Clampitt

Senior Counsel

Division of Corporation Finance

December 16, 2013

Exhibits

13.	Comment: Please advise or revise to include a letter from your independent accountant regarding your use of unaudited interim financial information. Refer to Item 601(b)(15) of Regulation S-K.

Response: The Company’s independent accountant, BKD, LLP, does not issue a report regarding its review of unaudited interim financial information, and thus the requirement in Item 601(b)(15) is inapplicable to this filing.

Exhibit 21

14.

Comment: We note your disclosure on pages 5 and 22 of your 10-K filed March 28, 2013. Please advise or revise Exhibit 21 to disclose your ownership interest in Guaranty Statutory Trust I and Guaranty Statutory Trust II.

Response: Guaranty Statutory Trust I and Guaranty Statutory Trust II have been previously omitted because, when considered in the aggregate as a single subsidiary, they do not constitute a significant subsidiary, as that term is defined at Section 1.02(w) of Regulation S-X, as of December 31, 2012 or as of the date of the registration statement. We have revised Exhibit 21 to include Guaranty Statutory Trust I and Guaranty Statutory Trust II. By such inclusion, the Company is not admitting that such trusts are significant subsidiaries.

Form 10-K for Fiscal Year Ended December 31, 2012

Item 3. Legal Proceedings, page 38

15.

Comment: Please refer to the last two sentences under the caption “Material Legal Proceedings.” It appears that your materiality determination only applies to your results of operations for the preceding fiscal year. In the future, be sure to disclose information related to any pending material legal proceeding, whether or not the exact amount or the date of resolution of such a proceeding is currently known.

Response: The Company acknowledges the Staff’s comment, and will prepare future filings in accordance therewith.

Mr. Michael Clampitt

Senior Counsel

Division of Corporation Finance

December 16, 2013

Financial Statements

Note 10. Income Taxes, page 44

16.

Comment: Please revise future filings to discuss why you recorded a deferred tax asset valuation allowance related to state low-income housing tax credits. Also disclose the facts and circumstances that would allow you to realize the benefit from these deferred tax assets. Please provide us with your proposed disclosure.

Response: Attached hereto as Exhibit A is a revised disclosure as of December 31, 2012, in response to the Staff’s comment.

Form 10-Q for Fiscal Quarter Ended June 30, 2013

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Provision for Loan Losses, page 33

17.

Comment: We note your disclosure of the difference in the provision for loan losses during each period provided and also that you will continue to monitor your allowance for loan losses and make future additions based upon economic and regulatory conditions. Please tell us in detail and revise future filings beginning with your Form 10-Q for the fiscal quarter ended September 30, 2013 to more comprehensively discuss the reasons between the changes in the credit quality of your loan portfolio and the amount of your provision for loan loss recorded during the period and the amount of the allowance for loan losses at period end. Your analysis should quantify each component of your allowance for loan losses (ASC 310-10, 450-20) and the applicable loan portfolio for each component and should explain how you determined that each component was directionally consistent with the underlying credit quality of the applicable loan portfolio. Please provide us with your proposed disclosures as of June 30, 2013.

Response: The Company’s disclosures for the quarter ended September 30, 2013 were prepared to incorporate the Staff’s comments. Attached hereto as Exhibit B is the disclosure as of September 30, 2013 that is responsive to the Staff’s comment.

18.

Comment: As a related matter, we note from page 21 that doubtful commercial real estate loans increased from $0 as of both December 31, 2012 and March 31, 2013 to $1.7 million as of June 30, 2013. During this same time period, impaired and nonaccruing commercial real estate loans remained relatively consistent despite a reduction in the allowance for loan loss for commercial real estate loans from $2.5 million as of December 31, 2012 to $2 million as of June 30, 2013. Please tell us and revise your future filings as necessary to explain how the increase in doubtful commercial real estate loans is directionally consistent with the underlying asset quality and related allowance for loans losses for your commercial real estate loan portfolio as of June 30, 2013. In future filings, please also ensure that significant changes to asset quality related to individually significant loan balances are discussed. Please provide us with your proposed disclosures as of June 30, 2013.

Mr. Michael Clampitt

Senior Counsel

Division of Corporation Finance

December 16, 2013

Response: The Company’s disclosures for the quarter ended September 30, 2013 were prepared to incorporate the Staff’s comments. Attached hereto as Exhibit C is the disclosure as of September 30, 2013 that is responsive to the Staff’s comment.

Noninterest Income, page 33

19.	Comment: We note your disclosure of the $1.4 million gain on the sale of low-income housing tax credits.

	a.	Please provide us a history of the accounting for the sold tax credits with supporting commentary detailing the amounts recorded at each period end, how the amounts were measured and explaining the underlying economics of the investments which resulted in the large gain.

	b.	Based on amounts presented in your statement of cash flows, it appears that the sold tax credits had a zero cost basis. Please ensure your analysis addresses this aspect.

	c.	Please revise management’s discussion and analysis in future filings to discuss your low-income housing tax credit investment strategies and the expected impact on future financial results to provide investors information about the quality of and potential variability of future earnings and cash flows. Please provide us with your proposed disclosures.

Response: Attached hereto as Exhibit D is further analysis and Company disclosures as of September 30, 2013 that is responsive to the Staff’s comments.

If you have any questions or comments concerning the matters discussed above, please call the undersigned at 314-345-6407.

Respectfully submitted, /s/ Craig A. Adoor Craig A. Adoor

Mr. Michael Clampitt

Senior Counsel

Division of Corporation Finance

December 16, 2013

cc:	Shaun A. Burke, Guaranty Federal Bancshares, Inc. John Spitz, Securities and Exchange Commission Michael Volley, Securities and Exchange Commission Christopher Dunham, Securities and Exchange Commission

Exhibit A

NOTE 10:     INCOME TAXES

As of December 31, 2012 and 2011, retained earnings included approximately $5,075,000 for which no deferred income tax liability has been recognized. This amount represents an allocation of income to bad debt deductions for tax purposes only. Reduction of amounts so allocated for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes only, which would be subject to the then current corporate income tax rate. The unrecorded deferred income tax liability on the above amount was approximately $1,878,000 as of both December 31, 2012 and 2011.

The provision (credit) for income taxes consists of:

	Years Ended
	December 31,
	2012	2011	2010

Taxes currently payable	$(292,122)	$(246,017)	$160,989
Deferred income taxes	160,784	949,122	(217,737)
	$(131,338)	$703,105	$(56,748)

The tax effects of temporary differences related to deferred taxes shown on the December 31, 2012 and 2011 balance sheets are:

	December 31,	December 31,
	2012	2011
Deferred tax assets:
Allowances for loan losses	$3,233,920	$3,926,864
Writedowns on foreclosed assets held for sale	897,297	589,773
State low income housing tax credits	1,645,379	1,708,621
Federal low income housing tax and other credits	740,276	478,223
Deferred loan fees/costs	50,481	87,898
Other	241,658	241,658
	6,809,011	7,033,037
Deferred tax liabilities:
FHLB stock dividends	(120,632)	(120,632)
Unrealized appreciation on available-for-sale securities	(470,326)	(473,711)
Accumulated depreciation	(175,448)	(175,448)
Other	(77,298)	(68,310)
	(843,704)	(838,101)
Deferred tax asset before valuation allowance	5,965,307	6,194,936
Valuation allowance:
Beginning balance	(1,708,621)	(1,476,757)
Decrease from sale of state low income housing tax credits	375,415	-
Increase for state low income housing tax credits generated	(312,173)	(231,864)
Ending balance	(1,645,379)	(1,708,621)
Net deferred tax asset	$4,319,928	$4,486,315

At December 31, 2012 and 2011, the Company has state low income housing tax credit carryforwards of $1,645,379 and $1,708,621, respectively, which will expire at various dates from 2014 through 2017. Management assesses the evidence to estimate if sufficient future taxable state income will be generated to utilize these tax credits. Based on the level of state taxable income or loss recognized in recent years, it is not evident that these credit carryforwards will be realized before they expire. Thus, as of December 31, 2012 and 2011, a valuation allowance has been recorded on the entire amounts. The valuation allowance could, however, be adjusted if estimates of future state taxable income during the carryforward periods are increased. If we determine that the Company can realize all or a portion of these credits, the benefit of the reversal of the valuation allowance will be recognized as a reduction of income tax expense resulting in a corresponding increase in stockholders’ equity.

A reconciliation of income tax expense at the statutory rate to income tax expense at the Company’s effective rate is shown below:

	Years ended
	December 31,
	2012		2011		2010
Computed at statutory rate	34.0%		34.0%		34.0%
Increase (reduction) in taxes resulting from:
State financial institution tax and credits	(33.1%	)	(17.8%	)	(83.7%	)
ESOP	(3.3%	)	(5.6%	)	(4.4%	)
Cash surrender value of life insurance	(7.9%	)	(7.1%	)	(8.0%	)
Valuation allowance	(3.5%	)	5.1%		64.3%
Other	6.6%		6.9%		(7.5%	)
Actual tax provision (credit)	(7.2%	)	15.5%		(5.3%	)

Exhibit B

Provision for Loan Losses

             Based on its internal analysis and methodology, management recorded a provision for loan losses of $200,000 and $850,000 for the three months and nine months ended September 30, 2013, respectively, compared to $2,600,000 and $5,600,000 for the same periods in 2012.  The provision for the 2012 periods relates to additional reserves determined necessary on a large loan relationship in which a fraud scheme was uncovered.  This fraud scheme related to the borrower’s investment portfolio that was a significant portion of the collateral securing the credits as well as providing liquidity to operate other business ventures of the borrower in which the Company had a security interest.

             Generally, the overall decrease in the provision for loan losses for the period presented have resulted primarily from declining historic loss rates, which are used to calculate the reserve for the homogenous pool of loans, and an overall decrease in the loan portfolio.  Despite growing nonperforming loan balances during the fiscal year 2013, the Company has experienced a significant decline in overall loan balances as of September 30, 2013, as compared to December 31, 2012 (a decline of $7.2 million or 2%).  The Company has also experienced lower reserve requirements on newly classified nonperforming credits during the quarter ended September 30, 2013 and this is reflected in a lower provision requirement for the three and nine months ended September 30, 2013, as compared to the same period in 2012.The Bank will continue to monitor its allowance for loan losses and make future additions based on economic and regulatory conditions.  Management of the Company may need to increase the allowance for loan losses through charges to the provision for loan losses if anticipated growth in the Bank’s loan portfolio increases or other circumstances warrant.  See further discussions of the allowance for loan losses under “Financial Condition.”

             Although the Bank maintains its allowance for loan losses at a level which it considers to be sufficient to provide for potential loan losses in its existing loan portfolio, there can be no assurance that future loan losses will not exceed internal estimates.  In addition, the amount of the allowance for loan losses is subject to review by regulatory agencies which can order the establishment of additional loan loss provisions.

Exhibit C

Allowance for loan losses decreased $267,487 (3%) from $8,740,325 as of December 31, 2012 to $8,472,838 as of September 30, 2013. The allowance decreased due to net loan charge-offs of $1,117,487 exceeding provision for loan losses of $850,000 recorded during the period.  The decline in the allowance is primarily due to the reduction in the reserves associated with the commercial real estate loan category.  Although nonclassified and nonaccruing commercial real estate loans both increased during the nine month period, the allowance pertaining to this portfolio decreased by approximately $515,000 during the nine month period.  First, the general component of the allowance declined due to reductions in the historical charge-off losses experienced over the prior year.  Secondly, various specific reserves established on nonaccruing loans in the prior year were charged-off in 2013.  Finally, after impairment analysis was performed, there was no specific allowance deemed necessary for one significant nonaccruing loan that was added during the third quarter of 2013.

             The allowance for loan losses, as a percentage of gross loans outstanding (excluding mortgage loans held for sale), as of September 30, 2013 and December 31, 2012 was 1.81% and 1.84%, respectively.  The allowance for loan losses, as a percentage of nonperforming loans outstanding, as of September 30, 2013 and December 31, 2012 was 45.4% and 57.0%, respectively.  Management believes the allowance for loan losses is at a level to be sufficient in providing for potential loan losses in the Bank’s existing loan portfolio.  See further discussions under “Results of Operations – Comparison of Three and Nine Month Periods Ended September 30, 2013 and 2012 – Provision for Loan Losses.”

Exhibit D

The Company has purchased investments in limited partnerships that were formed to operate low-income housing apartment complexes and single-family housing units throughout Missouri. The investments are accounted for under the cost method as the Company does not have the ability to exert significant influence over the partnerships. Annual tax credits are earned, and the related cost is amortized as the tax credits are allocated to the Company. Thus, at the end of each tax year, there is zero cost basis for that specific year. The Company was unable to use all of the tax credits as they were allocated, therefore, the carryforward amounts were recorded as deferred tax assets. Also, as noted above in Exhibit A , based on the level of state taxable income or loss recognized in recent years, it was not evident that these credit carryforwards would be realized before they expired. Thus, at the time of sale, a valuation allowance had been recorded on the entire amount. The recording of the valuation allowance, coupled with the zero cost basis, resulted in all proceeds on the sale being recognized as gain on sale. Please see the accounting of the sale of tax credits below:

	State Tax Credits Sold
	Project #1	Project #2	Project #3	Project #4	Historic
Tax Year	Republic, MO	Buffalo, MO	Spfld, MO	Hollister, MO	Credits

2006	$-	$-	$-	$-	$73,831

2007	-	-	-	-	150,000

2009	77,486	49,537	-	-	-

2010	84,680	49,537	168,905	212,957	-

2011	66,681	22,640	168,905	212,957	-

2012	-	-	168,905	212,957	-

Total	$228,847	$121,714	$506,715	$638,871	$223,831	$1,719,978

	Low-Income	Historic
	Housing	Credits	Total
Total Credits	1,496,147	223,831	$1,719,978
Sales price	$0.83	$0.89

Proceeds	$1,241,802	$199,210	$1,441,012
Cost Basis	-	-	-
Gain	$1,241,802	$199,210	$1,441,012

Revised Management discussion included in the September 30, 2013 Form 10-Q:

For the nine month period compared to the same period in 2012, the increase was primarily due to reductions in losses recognized on foreclosed assets held for sale of $1.0 million and an increase in gains on tax credit assets of $1.2 million.  The Company receives federal and state tax credits in connection with purchases of investments in low-income housing limited partnerships and utilizes them to reduce annual income taxes due.  The Company’s investment strategy is to utilize these credits to reduce annual income taxes due and only consider a sale of the tax credits in special circumstances.  Tax credits sold during the nine months ended September 30, 2013 were executed in connection with a prepayment of a repurchase agreement further discussed below.